Exhibit 1.01

Capstone Turbine Corporation

Conflict Minerals Report

For the reporting period from January 1, 2018 to December 31, 2018

This Conflict Minerals Report (the “Report”) of Capstone Turbine Corporation (the “Company”, “We”, “Our”, “Us”) for the reporting period from January 1, 2018 to December 31, 2018 has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange  Act of 1934, as amended.

The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture products and the Conflict Minerals are necessary to the functionality or production of those products.

Company Overview

The Company is a producer of low-emission microturbine systems. Our principal products include microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power, integrated combined heat and power, and combined cooling, heat and power), renewable energy, natural resources and critical power supply. In addition, our microturbines can be used as battery charging generators for hybrid electric vehicle applications.

The Company’s Due Diligence Process

We have conducted in good faith a reasonable country of origin inquiry regarding the Conflict Minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the us. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such Conflict Minerals used in the Company’s products originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources. We have also conducted reasonable due diligence on the source and chain of custody of such Conflict Minerals. Our due diligence measures have been designed to conform to the framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Our due diligence process and efforts have been developed in conjunction with the OECD Guidance. The development process included the establishment of a cross-functional task force as further described under “Risk Mitigation Plan” below.  Our due diligence measures are based on the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) with respect to the smelters and refiners of Conflict Minerals who provide Conflict Minerals to our suppliers. We are several levels removed from the actual mining of Conflict Minerals. We do not purchase raw ore or unrefined Conflict Minerals and make no purchases in the Covered Countries.  We do not typically  have a direct  relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our  participation in  the Conflict-Free Sourcing Initiative (“CFSI”).  We rely on these suppliers  whose components may contain Conflict Minerals to provide us with information about the source of Conflict Minerals contained  in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We conducted a survey of direct suppliers of materials containing Conflict Minerals using the template developed jointly by the EICC and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the Template are available on CFSI’s website. The Template has been adopted by many companies in their due diligence processes related to Conflict Minerals.

Our supply chain is complex and includes various manufacturers and distributors of mechanical components and various types of electronic components and sub-assemblies. We sent surveys to 148 of our direct suppliers whose components we believe have the possibility of containing Conflict Minerals. We received surveys back from 71 of these suppliers. Many of these surveys included incomplete responses as well as inconsistencies within the data reported in the Template. We had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. We then requested responses from those suppliers that did not respond to our initial request. As a result of our follow up requests, we obtained additional responses from these suppliers.

The large majority of the responses received provided data at a company or divisional level, and we were unable to specify the smelters or refiners used for components supplied to us. Therefore, we are unable to report smelters or refiners supplying such suppliers since we cannot validate which smelters or refiners are in our supply chain. For the suppliers that were able to provide data at a product level, we have listed 13 smelters or refiners that are found in our supply chain.  Those smelters or refiners are identified below.

From the responses received and follow-up communications, we have no reason to believe that any necessary Conflict Minerals used by us may have originated in the Covered Countries. However, we are unable to determine with absolute assurance the origin of all of the Conflict Minerals necessary to the functionality or production of our products and therefore cannot exclude the possibility that some of those Conflict Minerals may have originated in the Covered Countries.

Smelters or Refiners Identified

As a result of our due diligence efforts, as of the date of this Report we have identified the following 13 smelters and refineries that process Conflict Minerals necessary to the functionality or production of our products from our supply chain:

Metal	Smelter or Refinery Name	Location
Tin	Yunnan Tin Company Limited	China
Tin	Minsur	Peru
Tantalum	Exotech Inc.	United States
Tantalum	Hi-Temp	United States
Tantalum	HC Starck GmbH	Germany
Tin	PT Tambang Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	PT Timah	Indonesia
Tin	Malaysia Smelting Corp	Malaysia
Tin	PT Stanindo Inti Perkasa	Indonesia
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China
Tin	Gold Bell Group	China
Tin	PT DS Jaya Abadi	Indonesia

Due Diligence Results

Following completion of the due diligence measures described above, we have been unable to determine the origin of all of the Conflict Minerals necessary to the functionality or production of our products.

Risk Mitigation Plan

We are committed to working with our global supply  chain to ensure compliance with the Rule. We do not directly source Conflict Minerals from smelters. If we determine instances of products containing Conflict Minerals in our supply chain that are not DRC conflict free, as defined in the Rule, we will engage  with our suppliers to look for conflict free alternatives where available.

We have established a management system for complying with the Rule. Our management system includes the development of a Conflict Minerals Task Force led by our Senior Vice President of Manufacturing, our Executive Vice President and Chief Financial Officer, and a team of subject matter experts from relevant functions such as purchasing/procurement, quality, and engineering. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Senior Vice President of Manufacturing, a key individual with the necessary competence, knowledge and experience to oversee the operation and monitoring of the supply chain due diligence process. Senior management is briefed about the results of our due diligence efforts on a regular basis. Our goal is to improve transparency of mineral sourcing within its supply chain which includes identifying potential Conflict Mineral-containing components in our products and collecting relevant documentation in an electronic database. In furtherance of that goal, we aim to obtain a 100% response rate from in-scope suppliers and increase the number of suppliers that provide a smelter list.  The company continuously reviews its

Conflict Minerals Policy, due diligence, and risk mitigation plan described in this Report. This will assist the subject matter experts in validating Conflict Minerals that are “conflict free” on an ongoing basis. Since December 31, 2015, we have implemented the foregoing strategy with respect to our supply chain.

As part of our risk mitigation plan and to  ensure that suppliers understand our expectations, we provide a detailed supplier letter included in the Template which includes web links to training and Conflict Minerals resources.  We will engage any of our suppliers who we have reason to believe are supplying us Conflict Minerals from sources that may not be “conflict free” in any Covered Country to establish an alternative source of Conflict Minerals that is “conflict free.”   We have so far found no instances where it was necessary to terminate a contract or find a  replacement supplier in order to comply with the Rule. We will continue to work with suppliers who provided incomplete or insufficient surveys to increase the response rate and improve the content of survey responses. We will also continue to follow our due diligence process to review and validate the responses from suppliers that are obtained during the 2019 calendar year.